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EXHIBIT 99-5

Consent of Sproule Associates Limited and Sproule International Limited

 LETTER OF CONSENT

TO:	Suncor Energy Inc.
The Securities and Exchange Commission
The Securities Regulatory Authorities of Each of the Provinces of Canada

Dear Sirs:

Re:    Suncor Energy Inc.

We refer to the following reports (the "Reports") prepared by Sproule Associates Limited ("Sproule Associates") and Sproule International Limited ("Sproule International"):

  •
  Evaluation of the P&NG Reserves of Suncor Energy Inc. in the Newfoundland Offshore Areas;

  •
  Evaluation of the P&NG Reserves of Suncor Energy Inc. in the North America Onshore Properties;

  •
  Evaluation of the P&NG Reserves of Suncor Energy Inc., North Sea Properties; and

  •
  Evaluation of the P&NG Reserves of Suncor Energy Inc., Other International Properties

which provide Sproule Associates' and Sproule International's reports on proved and probable reserves evaluations and reviews pursuant to Canadian disclosure requirements of Suncor Energy Inc.'s Canadian onshore and offshore conventional assets and international operations that were evaluated as at December 31, 2011.

We each hereby consent to the use of our name, reference to and excerpts from the said Reports by Suncor Energy Inc. in its Annual Report on Form 40-F and the incorporation by reference in the registration statements on Form S-8 (File No. 333-87604), Form S-8 (File No. 333-112234), Form S-8 (File No. 333-118648), Form S-8 (File No. 333-124415), Form S-8 (File No. 333-149532), Form S-8 (File No. 333-161021) and Form S-8 (File No. 333-161029) of Suncor Energy Inc., of our Reports. In addition, we each also consent to the use of our name, reference to and excerpts from the said Reports in Suncor Energy Inc.'s 2011 annual report to be filed with the securities regulatory authorities of each of the provinces of Canada.

        We each have read Suncor Energy Inc.'s Annual Information Form dated March 1, 2011 and the Form 40-F dated March 1, 2012 and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our Reports or that are within our knowledge as a result of the services which we performed in connection with the preparation of the Reports.

Sincerely,
Sproule Associates Limited and Sproule International Limited
"Sproule Associates Limited" and "Sproule International Limited"
Harry J. Helwerda, P.Eng., FEC Executive Vice President and Director

Dated: March 1, 2012
Calgary, Alberta, Canada

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  EXHIBIT 99-5
Consent of Sproule Associates Limited and Sproule International Limited
LETTER OF CONSENT